UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MINDBODY, Inc.

(Name of Issuer)

Class A Common Stock, $0.000004 par value per share

(Title of Class of Securities)

60255W105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)

☐	Rule 13d-l(c)

☒	Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60255W105

1.	Names of Reporting Persons. Robert John Murphy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☒ (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 200,280(1)
	6.	Shared Voting Power 468,219(2)(3)
	7.	Sole Dispositive Power 200,280(1)
	8.	Shared Dispositive Power 31,350(4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 668,499(2)(5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 2.1%(2)(6)
12.	Type of Reporting Person (See Instructions) IN
(1)	Consists of 200,280 shares of Class A Common Stock held of record by Mr. Murphy.
(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
(3)	Consists of (i) 9,250 shares of Class A Common Stock held of record by Mr. Murphy’s spouse; (ii) 22,100 shares of Class A Common Stock held of record by the Robert John Murphy Family Trust, for which Mr. Murphy’s spouse serves as co-trustee; (iii) 73,391 shares of Class A Common Stock held pursuant to the Stockholder Proxy (defined below); and (iv) 363,478 shares of Class B Common Stock held pursuant to the Stockholder Proxy. Mr. Murphy and Richard Lee Stollmeyer hold an irrevocable proxy (the “Stockholder Proxy”) to vote an aggregate of 157,641 shares of Class A Common Stock and 363,478 shares of Class B Common Stock held of record by certain of the Issuer’s stockholders.
(4)	Consists of (i) 9,250 shares of Class A Common Stock held of record by Mr. Murphy’s spouse and (ii) 22,100 shares of Class A Common Stock held of record by the Robert John Murphy Family Trust, for which Mr. Murphy’s spouse serves as co-trustee.
(5)	Consists of (i) 200,280 shares of Class A Common Stock held of record by Mr. Murphy; (ii) 22,100 shares of Class A Common Stock held of record by the Robert John Murphy Family Trust, for which Mr. Murphy’s spouse serves as co-trustee; (iii) 9,250 shares of Class A Common Stock held of record by Mr. Murphy’s spouse; (iv) 73,391 shares of Class A Common Stock held pursuant to the Stockholder Proxy; and (v) 363,478 shares of Class B Common Stock held pursuant to the Stockholder Proxy.
(6)	Assumes conversion of all of the Reporting Person’s Class B Common Stock into Class A Common Stock. Based on 30,820,502 shares of Class A Common Stock outstanding as of December 31, 2016, as reported by the Issuer to the Reporting Person.

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Item 1.

(a) Name of Issuer: MINDBODY, Inc.

(b) Address of Issuer’s Principal Executive Offices: 4051 Broad Street, Suite 220, San Luis Obispo, California 93401

Item 2.

(a) Name of Person Filing: Robert John Murphy

(b) Address of Principal Business Office or, if none, Residence: The address for Robert John Murphy is: 95 Spring Close Hwy, East Hampton, NY 11937.

(c) Citizenship: United States

(d) Title of Class of Securities: Class A Common Stock, $0.000004 par value per share

(e) CUSIP Number: 60255W105

Item 3.	If this statement is filed pursuant to SS.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.	Ownership.

(a) Amount beneficially owned: 668,499(2)(5)

(b) Percent of class: 2.1%(2)(6)

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 200,280(1)

(ii)	Shared power to vote or to direct the vote 468,219(2)(3)

(iii)	Sole power to dispose or to direct the disposition of 200,280(1)

(iv)	Shared power to dispose or to direct the disposition of 31,350(4)

(1)	Consists of 200,280 shares of Class A Common Stock held of record by Mr. Murphy.
(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
(3)	Consists of (i) 9,250 shares of Class A Common Stock held of record by Mr. Murphy’s spouse; (ii) 22,100 shares of Class A Common Stock held of record by the Robert John Murphy Family Trust, for which Mr. Murphy’s spouse serves as co-trustee; (iii) 73,391 shares of Class A Common Stock held pursuant to the Stockholder Proxy; and (iv) 363,478 shares of Class B Common Stock held pursuant to the Stockholder Proxy.
(4)	Consists of (i) 9,250 shares of Class A Common Stock held of record by Mr. Murphy’s spouse and (ii) 22,100 shares of Class A Common Stock held of record by the Robert John Murphy Family Trust, for which Mr. Murphy’s spouse serves as co-trustee.
(5)	Consists of (i) 200,280 shares of Class A Common Stock held of record by Mr. Murphy; (ii) 22,100 shares of Class A Common Stock held of record by the Robert John Murphy Family Trust, for which Mr. Murphy’s spouse serves as co-trustee; (iii) 9,250 shares of Class A Common Stock held of record by Mr. Murphy’s spouse; (iv) 73,391 shares of Class A Common Stock held pursuant to the Stockholder Proxy; and (v) 363,478 shares of Class B Common Stock held pursuant to the Stockholder Proxy.
(6)	Assumes conversion of all of the Reporting Person’s Class B Common Stock into Class A Common Stock. Based on 30,820,502 shares of Class A Common Stock outstanding as of December 31, 2016, as reported by the Issuer to the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Page 3 of 5 pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017	By:	/s/ Robert John Murphy
	Print Name:	Robert John Murphy

Page 5 of 5 pages